Mail Stop 4561

July 17, 2006

Timothy G. Conley
Senior Vice President of Finance
   and Chief Financial Officer
Tumbleweed Communications Corp.
700 Saginaw Drive
Redwood City, California 94063

> **Re:** **Tumbleweed Communications Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-26223**

Dear Mr. Conley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          Stephen Krikorian
                                          Accounting Branch Chief